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                                                                      EXHIBIT 20
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                                                                    NEWS RELEASE
                           Eagle-Picher Industries, Inc., Cincinnati, Ohio 45202

                                                       FOR RELEASE:  IMMEDIATELY

                             FOR ADDITIONAL INFORMATION CONTACT:  J. RODMAN NALL
                                                                  (513) 721-7010


          EAGLE-PICHER INDUSTRIES FILES AMENDED PLAN OF REORGANIZATION

Cincinnati, Ohio - April 9, 1996 - Eagle-Picher Industries today announced that a First Amended Consolidated Plan of Reorganization was filed with the U.S. Bankruptcy Court in Cincinnati, Ohio. The amended plan and accompanying proposed Debtors' First Amended Joint Disclosure Statement was necessitated by the Court's response to a motion filed by the Company in July 1995 requesting that the Bankruptcy Court estimate the Company's aggregate liability on account of present and future asbestos-related personal injury claims.

The Company indicated that the most significant modification to the previous plan that was filed on February 28, 1995 as a result of the ruling is the reallocation of distributions under the plan to various categories of unsecured claims. Under the former plan the estimated total amount of allowed pre-petition unsecured claims was approximately $1.657 billion. Of this amount, $1.5 billion (approximately 91 percent) represented an agreed to settlement for present and future asbestos-related personal injury claims. The remaining $157 million (approximately 9 percent) represented anticipated allowed amounts of environmental, other pre-petition unsecured claims and priority claims.

As a result of the Court's ruling that the Company's asbestos liability is $2,502,511,000, the estimated total amount of allowed pre-petition unsecured claims increases to approximately $2,659,511,000, the percentage of cash, notes, and stock distributable to the asbestos claimants increases to 94 percent, and the share of such assets allocable to environmental, other pre-petition unsecured claims and priority claims falls to 6 percent. This is because the amount of those claims, approximately $157 million, was not changed by the decision.

Following the Court's estimation of the Company's aggregate liability on account of present and future asbestos-related personal injury claims at $2.5 billion, Eagle-Picher recorded an additional $1 billion writedown on its balance sheet. This resulted in negative net worth in excess of $2 billion, indicating that sufficient value does not exist to allow equity security





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holders to participate in a plan of reorganization.  Accordingly, the Company filed a motion on December 18, 1995 asking the Bankruptcy Court to direct the United States Trustee to disband the Equity Security Holders' Committee. On January 24, 1996, the Bankruptcy Court partially granted the motion by limiting the ongoing activities of the Equity Security Holders' Committee to the prosecution of its appeal of the Estimation Ruling.

                                   # # # # #

4/9/96





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